Second Quarter Report 2006

SOUTHWESTERN RESOURCES CORP.

for the six months ended June 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2006 and 2005

GENERAL

This Management's Discussion and Analysis (“MD&A”) of Southwestern Resources Corp. (the “Company” or “Southwestern”), dated as at August 4, 2006, provides an analysis of Southwestern's financial results for the three and six month periods ended June 30, 2006 and should be read in conjunction with the interim and audited financial statements including the notes thereto for the period ended June 30, 2006 and year ended December 31, 2005, respectively. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This MD&A contains certain forward-looking statements based on management’s current expectations (see cautionary note “Forward-Looking Statements”).

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

In June 2006, Southwestern had announced the launch of a new zinc company to maximize the value of its zinc assets including the Accha-Yanque, Minascassa and Sayani properties in Peru. The zinc assets have been transferred to a wholly-owned subsidiary which proposes to file a preliminary prospectus for an initial public offering when appropriate.

OVERALL PERFORMANCE

As at June 30, 2006, Southwestern had working capital of $52.3 million and total assets of over $100 million. The Company has no long-term debt.

Approximately $7.8 million was spent on exploration during the six months ended June 30, 2006 in China ($5.6 million) and Peru ($2.2 million). The majority of expenditures in China related to the ongoing drilling and pre-feasibility work at the Boka Gold Project.

S O U T H W E S T E R N R E S O U R C E S C O R P. 1

BOKA GOLD PROJECT, CHINA

The Company's material project in China is the Boka Gold Project located in Yunnan Province about 265 kilometres by road north of the capital city of Kunming. The Boka Project is the subject of a Sino-Foreign Joint Venture contract between a Southwestern subsidiary and Team 209 of the Yunnan Nuclear Industry of Yunnan Province (“Team 209”). The Joint Venture Company (Yunnan Gold Mountain Mining Co. Ltd.) is owned 90% by Southwestern and 10% by Team 209. Southwestern is contributing 100% of the exploration funds with Team 209 retaining a 10% carried share holding in the Joint Venture Company, which has a 25 year business licence. The Boka Project is comprised of three exploration permits and three mining permits covering 157 square kilometres. These permits are registered in the name of the Joint Venture Company.

In the second quarter, 3 drill rigs were utilized for geotechnical investigations and 7 continued resource definition drilling at Boka 1 (which has now been completed) and Boka 7. The resource estimate at Boka 1 is expected to be completed by the end of the third quarter, 2006. A total of 23 resource definition holes and seven geotechnical holes were completed. The geotechnical holes were designed to test rock quality in the proposed tailings area and potential open pit area. Other work in the quarter included follow-up sampling in areas of gold in soil anomalies especially within the Boka 8 area.

The pre-feasibility study at Boka 1 is focusing on geological modelling and resource estimation, mining and metallurgy, environmental and social impact studies. The pre-feasibility study is being carried out under the direction of Ausenco Limited and is anticipated to be completed by the second quarter of 2007.

Follow-up work in areas of significant gold in soil anomalies resulted in the identification of new mineralized areas at Boka 8 and in the Xinchang area. At Boka 8, gold mineralization was sampled within a shear zone extending for 800 metres and varying in width from 10 metres to 50 metres. Assay results from one metre and two metre rock chips returned values ranging from 0.12 to 5.38 grams per tonne gold. In the Xinchang area located 3 kilometres south of Boka 7, copper-gold mineralization was discovered in carbonaceous slate and dolomite. A 15.4 metre channel sample across this zone averaged 5.4 grams per tonne gold and 1.4% copper. Programs are in place to conduct extensive trenching at both Boka 8 and Xinchang to determine the significance of this mineralization.

LIAM GOLD - SILVER PROJECT, PERU

The Liam Project is situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa. The Project is a 50/50 Joint Venture with Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions. Southwestern is the manager of the Project. The Project area lies within the Peruvian Altiplano at an altitude of 4,470 metres to 5,370 metres. Liam is accessible by road from the mining community of Orcopampa where an airstrip allows access by charter aircraft from Lima or Arequipa. It is a two hour drive by gravel road to the Liam Project from Orcopampa.

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During the second quarter, exploration has focused on the Careli and Huacullo zones where first phase drilling programs have commenced. This drilling program is anticipated to be completed during the next quarter. Drilling programs are also planned at Astana (second phase) and Astana West (first phase).

As part of the regional exploration program, several new areas of mineralization were identified and evaluated. At Gran Leon, located 30 kilometres northeast of Cerro Crespo, an extensive area of gold rich veins in granite has been identified. Over 50 veins were sampled. The largest vein is two metres wide and extends for 2,500 metres. Rock chip sampling (two metre rock chips) along this vein returned gold values ranging from 5.9 to 74.8 grams per tonne. Another new area discovered is the Numa West Silver Zone occurring as stockworks, breccias and replacements in limestone. The Numa West Zone extends for 2,500 metres and varies in width from 5 to 50 metres. Rock chip sample results in the zone range from 14.5 to 1,865 grams per tonne silver with associated lead and zinc. Both Gran Leon and Numa West will undergo major trenching and geophysical programs to advance them to the drilling stage.

Results were received from the first phase drilling program at Farallon/Astana. In general, drilling results were disappointing with the best intersection being 14 metres assaying 1.1 grams per tonne gold and 215.27 grams per tonne silver. Several holes at Farallon contained thick intersections of anomalous gold but values present in the surface rocks were not repeated in the drilling. The Joint Venture partners are presently reviewing the data from Farallon to determine whether further drilling is warranted.

ACCHA - YANQUE ZINC PROJECT, PERU

The Accha-Yanque Zinc Project, located 120 kilometres south of Cuzco, is situated within a 35 kilometre long northeast-southwest trending belt containing numerous oxide zinc occurrences located along the western margin of the Apurimac Batholith. Only the Accha Zone has been extensively drilled, with only first pass drilling completed at Yanque, Capayocc and Azulcancha.

The Accha-Yanque Project is presently at the pre-feasibility stage and a major drilling program has been planned to infill and expand resources at the Accha and Yanque zones. Preliminary drilling is planned for the Puyani Prospect later this year. An access agreement with the local community was completed for Accha and the issuance of the drill permit is expected in the near future. Negotiations have commenced with the local community at Yanque, and once an agreement is reached, an application for drilling will be submitted to the Ministry of Mines.

ANTAY PROJECT, PERU

The Antay Copper-Molybdenum Porphyry Project, comprised of 50,000 hectares of exploration concessions, is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from the city of Cuzco located about 150 kilometres northwest of the Project area. The Antay Project is 100% owned by Southwestern and is subject to a Joint Venture Agreement with Anglo American Exploration Peru S.A. (“Anglo”). Under the terms of the agreement, Anglo can earn up to 70% of the Project by completing a bankable feasibility

S O U T H W E S T E R N R E S O U R C E S C O R P. 3

study and subscribing for US$5 million worth of Southwestern shares (116,262 shares worth US$1million have been issued to date).

Anglo has completed surface work including induced polarization geophysics on the Ccora Sur Porphyry Zone. This work has confirmed the presence of a large porphyry system extending for 2.5 kilometres by 1.2 kilometres. Approximately 500 metres of drilling have been completed at Ccora Sur with results pending.

Sayta is the more significant target in the north of the concessions, and will be tested with sampling, geophysics and drilling once an agreement with the local communities has been reached and a drilling permit issued.

RESULTS OF OPERATIONS

The consolidated net loss for the three and six months ended June 30, 2006 was $2.8 million (2005 – $4.3 million) or $0.06 (2005 – $0.10) per share and $6.5 million (2005 – $6.7 million) or $0.14 (2005 – $0.15) per share, respectively. The decrease in the loss during the three month period in 2006 compared to the same period in 2005 was primarily due to lower stock-based compensation, a gain on sale of investment, and an increase in interest and other income. These were partially offset by higher general and administrative costs during the period. The losses during the comparative six month period was consistent.

As a result of stock options vesting during the six month period ended June 30, 2006, and the amortization of previous grants, the Company recorded $3,737,000 (June 30, 2005 –$4,257,000) as stock-based compensation expense, and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $5.97 (June 30, 2005 – $6.30) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54% (June 30, 2005 – 58%); risk free interest rate of 4.0% (June 30, 2005 – 3.5%); and expected life of 3.5 years (June 30, 2005 – 3.5 years).

General and administrative expenses increased by $401,000 and $722,000 during the three and six month periods ended June 30, 2006, respectively, as compared to the same periods in 2005. The increase relates to higher consulting fees (increases of $150,000 and $275,000 during the respective periods) due to hiring of additional consultants for corporate services; higher legal and accounting fees (increases of $162,000 and $228,000 during the respective periods) due to the certification requirements of sections 404 and 302 of the Sarbanes-Oxley Act and work initiated in restructuring of the Company's zinc assets; as well as increases in shareholder information and office costs.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The higher foreign exchange losses recorded during the three and six month periods resulted from the relatively stronger Canadian dollar in comparison to the same periods in 2005 as well as the Company holding a higher amount of US currency to fund foreign exploration expenditures.

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General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company's foreign exploration offices. Although there was a decrease during the current quarter, general exploration expense was fairly constant over the six month periods ended June 30, 2006 and 2005.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was higher in the periods ended June 30, 2006 due to higher interest rates and a larger treasury.

During the three and six month periods ended June 30, 2006, the Company recorded gains of $199,000 (2005 – ($33,000)) and $166,000 (2005 – ($99,000)) as its equity in the operations of affiliated companies, respectively. The current period gains only relate to the Company's share of income recorded by Superior Diamonds Inc. (“Superior”) whereas the Company's share of losses of Aurora Platinum Corp. (“Aurora”) were also included in the periods ended June 30, 2005. Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

Dilution gains of $387,000 and $409,000 during the three and six months ended June 30, 2006, respectively, were recorded as a result of equity financings completed by Superior during the periods.

During the six month period ended June 30, 2006, $494,000 in expenditures relating to the Minispata Property in Peru were written off. During the same period in 2005, $589,000 was written off relating to the Sichuan Project in China and various non-core projects in Peru.

During the six month period ended June 30, 2006, the Company sold 355,900 common shares of Jinshan Gold Mines Inc. and recorded a gain of $435,000.

QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter ended	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
(C$ in thousands except per share amounts)
INTEREST AND OTHER INCOME	607	512	460	289
NET LOSS	(2,830)	(3,675)	(779)	(2,081)
LOSS PER SHARE*	(0.06)	(0.08)	(0.02)	(0.05)

Fiscal Quarter ended	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
INTEREST AND OTHER INCOME	292	305	342	311
NET LOSS	(4,348)	(2,332)	(1,238)	(1,375)
LOSS PER SHARE*	(0.10)	(0.05)	(0.02)	(0.02)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

S O U T H W E S T E R N R E S O U R C E S C O R P. 5

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The majority of this difference in the first quarters was due to higher stock-based compensation expense recorded in March 2006 whereas the decrease during the second quarters was due to lower stock-based compensation. The variation between the fourth quarters is due to a gain in disposition of mineral properties whereas the variation in the quarters ended September 30 is comprised of higher general and administrative expenses and foreign exchange losses.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at June 30, 2006 of $52.3 million.

The Company expended $2.1 million and $3.4 million on net operating activities during the three and six month periods ended June 30, 2006, respectively, compared with $1.2 million and $2.2 million for the same periods in 2005. The increases in 2006 relates to higher general and administrative costs and foreign exchange losses which were partially offset by higher interest and other income.

The Company expended $10.3 million and $13.8 million on investing activities during the three and six months ended June 30, 2006, respectively, compared with $5.2 million and $7.8 million during the same periods in 2005. During the current six month period, the Company expended $8.6 million on mineral property and related deferred costs in China and Peru. The majority of the expenditures were incurred on the pre-feasibility and extensive drilling program at the Boka Project in China. In the periods ended June 30, 2005, the primary focus of mineral property expenditures was also on the Boka Project and, to a lesser degree, the Liam and Accha projects in Peru. As well, taking advantage of its larger treasury and relatively higher US interest rates, the Company invested approximately US$4.8 million in low risk short-term US commercial paper with a maturity of six months.

In June 2006, as part of the Antay Property agreement, Anglo purchased 58,414 common shares of Southwestern at $9.52 per share for gross proceeds of $556,101. To date, a total of 116,262 common shares worth US$1 million have been issued

In May 2005, the Company received regulatory approval to implement a Normal Course Issuer Bid pursuant to which the Company had the option to acquire up to 2 million of its own common shares until May 26, 2006. During 2005, the Company purchased 80,000 shares for total consideration of $778,144. These shares were cancelled in March 2006 with a resulting loss of $466,944 recorded in contributed surplus and the Normal Course Issuer Bid was not renewed.

On March 31, 2006, an agreement was reached between the Company and Superior to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

6 S O U T H W E S T E R N R E S O U R C E S C O R P.

The Company has commitments totalling $1,544,241 over five years (2006 – $181,676; 2007 to 2009 – $363,351 per year; 2010 – $272,513) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

OUTSTANDING SHARE CAPITAL

As at July 31, 2006, there were 46,220,436 common shares issued and outstanding and the following stock options:

	Number of
Exercise	Options
Price	Outstanding
Range	(000	’s)
$1.46-$10.00	583
$10.40-$14.00	1,917
$14.95-$18.38	1,633
	4,133

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, short-term investment, exploration advances and other receivables, investments and accounts payable. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments” establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

S O U T H W E S T E R N R E S O U R C E S C O R P. 7

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $293,460 (June 30, 2005 – $211,250). Included in this amount were fees totalling $87,500 paid to outside directors. The Company received management fees totalling $36,000 (June 30, 2005 -$36,000) from Superior and Lake Shore Gold Corp. These are companies related by way of directors in common. There was also $324 due to Southwestern from the aforementioned companies at June 30, 2006.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to submitting such statements to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has also undertaken the task of evaluating the internal controls over financial reporting and disclosure controls in order to comply with certification requirements of sections 404 and 302 of the Sarbanes-Oxley Act.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document constitute "forward-looking statements." Where Southwestern expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these

8 S O U T H W E S T E R N R E S O U R C E S C O R P.

statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading “Risk Factors” in the Company's periodic filings with securities regulators. The Company does not assume the obligation to update any forward-looking statement.

OUTLOOK

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to lead the way in developing highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company is also in an advantageous position to seek new opportunities.

Over the course of the past twelve years as a publicly listed company, Southwestern has been very successful in its ability to raise equity capital. However, as a mineral exploration company, the future liquidity of Southwestern will be affected by its ability to raise capital as required. In management's view, the Company's cash position is more than sufficient to complete the two pre-feasibility studies initiated in China (Boka) and Peru (Accha), to fund planned exploration programs and for project generation.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2005 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

S O U T H W E S T E R N R E S O U R C E S C O R P. 9

CONSOLIDATED BALANCE SHEETS AN EXPLORATION STAGE COMPANY

	June 30	December 31
Unaudited (C$ in thousands)	2006	2005
A S S E T S
CURRENT
CASH AND CASH EQUIVALENTS	$47,830	$63,809
SHORT-TERM INVESTMENT (note 2)	5,351	–
EXPLORATION ADVANCES AND OTHER RECEIVABLES	678	691
	53,859	64,500
PROPERTY, PLANT AND EQUIPMENT (note 3)	964	711
MINERAL PROPERTIES (note 4)	42,236	34,879
INVESTMENTS (note 5)	8,549	8,084
	$105,608	$108,174
L I A B I L I T I E S
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$1,530	$2,476
S H A R E H O L D E R S ’ E Q U I T Y
SHARE CAPITAL (note 6)	180,846	178,923
CONTRIBUTED SURPLUS	23,077	20,115
DEFICIT	(99,845)	(93,340)
	104,078	105,698
	$105,608	$108,174
See accompanying notes to consolidated financial statements
APPROVED BY THE BOARD

10 S O U T H W E S T E R N R E S O U R C E S C O R P.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT A N E X P L O R A T I O N S T A G E C O M P A N Y

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
Unaudited (C$ in thousands except per share amounts)	2006	2005	2006	2005
E X P E N S E S
GENERAL AND ADMINISTRATIVE (note 9)	$1,133	$732	$2,316	$1,594
AMORTIZATION	13	9	27	17
FOREIGN EXCHANGE LOSS (GAIN)	941	(50)	964	(112)
GENERAL EXPLORATION	641	845	1,096	1,215
MINERAL PROPERTY COSTS WRITTEN OFF (note 4)	494	589	494	589
LOSS BEFORE UNDERNOTED ITEMS	(3,222)	(2,125)	(4,897)	(3,303)
INTEREST AND OTHER INCOME	607	292	1,119	597
GAIN ON SHARES ISSUED BY
AFFILIATED COMPANIES (note 5)	387	382	409	382
GAIN ON SALE OF INVESTMENT (note 5)	435	–	435	–
EQUITY IN OPERATIONS OF
AFFILIATED COMPANIES (note 5)	199	(33)	166	(99)
STOCK-BASED COMPENSATION (note 6d)	(1,236)	(2,864)	(3,737)	(4,257)
NET LOSS FOR THE PERIOD	(2,830)	(4,348)	(6,505)	(6,680)
DEFICIT AT BEGINNING OF PERIOD	(97,015)	(86,132)	(93,340)	(83,800)
DEFICIT AT END OF PERIOD	$(99,845)	$(90,480)	$(99,845)	$(90,480)
LOSS PER SHARE	$(0.06)	$(0.10)	$(0.14)	$(0.15)
WEIGHTED-AVERAGE NUMBER OF
SHARES OUTSTANDING	46,171,101	43,006,174	46,114,926	42,938,619
See accompanying notes to consolidated financial statements

S O U T H W E S T E R N R E S O U R C E S C O R P. 11

CONSOLIDATED STATEMENTS OF CASH FLOWS A N E X P L O R A T I O N S T A G E C O M P A N Y

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
Unaudited (C$ in thousands)	2006	2005	2006	2005
O P E R A T I N G A C T I V I T I E S
NET LOSS FOR THE PERIOD	$(2,830)	$(4,348)	$(6,505)	$(6,680)
ITEMS NOT INVOLVING CASH
AMORTIZATION	13	9	27	17
MINERAL PROPERTY COSTS WRITTEN OFF	494	589	494	589
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	(387)	(382)	(409)	(382)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	(199)	33	(166)	99
STOCK-BASED COMPENSATION	1,236	2,864	3,737	4,257
GAIN ON SALE OF INVESTMENT	(435)	–	(435)	–
	(2,108)	(1,235)	(3,257)	(2,100)
CHANGE IN NON-CASH OPERATING WORKING
CAPITAL ITEMS:
(INCREASE) DECREASE IN EXPLORATION ADVANCES
AND OTHER RECEIVABLES	(217)	(2)	(197)	62
INCREASE (DECREASE) IN ACCOUNTS PAYABLE
AND ACCRUED CHARGES	187	(2)	101	(161)
CASH USED IN OPERATING ACTIVITIES	(2,138)	(1,239)	(3,353)	(2,199)
I N V E S T I N G A C T I V I T I E S
MINERAL PROPERTY EXPENDITURES	(5,328)	(4,782)	(8,592)	(7,348)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(179)	(23)	(370)	(38)
SALE OF INVESTMENT	541	–	541	–
INCREASE IN INVESTMENTS	(5,351)	(400)	(5,351)	(400)
CASH USED IN INVESTING ACTIVITIES	(10,317)	(5,205)	(13,772)	(7,786)
F I N A N C I N G A C T I V I T Y
SHARES ISSUED	582	–	1,146	406
CASH PROVIDED BY FINANCING ACTIVITY	582	–	1,146	406
DECREASE IN CASH AND CASH EQUIVALENTS
DURING THE PERIOD	(11,873)	(6,444)	(15,979)	(9,579)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	59,703	45,984	63,809	49,119
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$47,830	$39,540	$47,830	$39,540
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$44,088	$37,580	$44,088	$37,580
SHORT-TERM INVESTMENTS	3,742	1,960	3,742	1,960
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$47,830	$39,540	$47,830	$39,540

SUPPLEMENTAL CASH FLOW INFORMATION (note 10) See accompanying notes to consolidated financial statements

12 S O U T H W E S T E R N R E S O U R C E S C O R P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 AND 2005

Unaudited (All tabular amounts are in thousands of dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2005 and should be read in conjunction with those annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

2. SHORT-TERM INVESTMENT

As at June 30, 2006, the Company has a short-term investment at a cost of US$4,799,478 maturing on July 10, 2006 and yielding an interest rate of 5.17% . The investment was subsequently renewed at maturity.

3. PROPERTY, PLANT AND EQUIPMENT

As at June 30			2006
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$834	$596	$238
COMPUTER EQUIPMENT	916	681	235
VEHICLES	962	471	491
	$2,712	$1,748	$964
As at December 31			2005
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$768	$575	$193
COMPUTER EQUIPMENT	866	647	219
VEHICLES	922	623	299
	$2,556	$1,845	$711

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $95,437 (June 30, 2005 – $73,625) during the six month period.

S O U T H W E S T E R N R E S O U R C E S C O R P. 13

4. MINERAL PROPERTIES

A)

	June 30	December 31
	2006	2005
CHINA
BOKA	$30,917	$25,596
YUNNAN PORPHYRY	938	655
OTHER	582	539
TOTAL CHINA	32,437	26,790
PERU
LIAM GOLD-SILVER	3,995	3,194
ACCHA-YANQUE	1,844	1,256
BAMBAS WEST	736	715
BAMBAS NORTH	780	623
ANTAY	758	748
MINASPATA	–	438
PACAPAUSA	261	258
OTHER	1,360	857
TOTAL PERU	9,734	8,089
OTHER	65	–
TOTAL	$42,236	$34,879

B) For the period ended June 30, 2006, the significant expenditures were as follows:

	Boka	Liam Gold-Silver	Yunnan Porphyry	Other	Total
BALANCE, BEGINNING OF PERIOD	$25,596	$3,194	$655	$5,434	$34,879
PROPERTY ACQUISITION
AND MAINTENANCE	15	320	–	371	706
ANALYTICAL	165	13	3	89	270
GEOPHYSICS	7	33	–	39	79
GEOLOGY	2,024	293	280	875	3,472
DRILLING	2,896	110	–	2	3,008
RESEARCH	9	11	–	40	60
PROJECT ADMINISTRATION	205	21	–	30	256
PROPERTY COSTS WRITTEN OFF	–	–	–	(494)	(494)
BALANCE, END OF PERIOD	$30,917	$3,995	$938	$6,386	$42,236

December 31, 2005, the significant expenditures were as follows:

	Boka	Liam Gold-Silver	Yunnan Porphyry	Other	Total
BALANCE, BEGINNING OF YEAR	$12,219	$3,501	$178	$7,689	$23,587
PROPERTY ACQUISITION
AND MAINTENANCE	63	443	–	179	685
ANALYTICAL	550	45	14	191	800
GEOPHYSICS	302	2	–	21	325
GEOLOGY	1,933	483	460	932	3,808
DRILLING	9,942	(8)	–	478	10,412
RESEARCH	35	30	–	287	352
PROJECT ADMINISTRATION	552	30	3	894	1,479
COST RECOVERY	–	(1,332)	–	–	(1,332)
SALE OF INTEREST	–	–	–	(4,539)	(4,539)
PROPERTY COSTS WRITTEN OFF	–	–	–	(698)	(698)
BALANCE, END OF YEAR	$25,596	$3,194	$655	$5,434	$34,879

14 S O U T H W E S T E R N R E S O U R C E S C O R P.

During the six month period ended June 30, 2006, expenditures totalling $494,000 relating to the Minispata Property in Peru were written off. During the same period in 2005, expenditures totalling $589,000 were written off relating to the Sichuan Project in China and various non-core projects in Peru.

5. INVESTMENTS

A)

			June 30
			2006
			Quoted
		Carrying	Market
	Ownership %	Value	Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY
INFLUENCED AFFILIATE	14.8	$2,017	$3,355
OTHER INVESTMENTS	–	6,532	13,463
		$8,549	$16,818
			December 31
			2005
			Quoted
		Carrying	Market
	Ownership %	Value	Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY
INFLUENCED AFFILIATE	18.6	$1,242	$3,202
NOTE RECEIVABLE	–	200	–
		1,442	3,202
OTHER INVESTMENTS	–	6,642	13,188
		$8,084	$16,390

On March 31, 2006, an agreement was reached between the Company and Superior Diamonds Inc. (“Superior”) to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

During the six month period ended June 30, 2006, the Company sold 355,900 common shares of Jinshan Gold Mines Inc. and recorded a gain of $435,000.

B)

	For the three months ended		For the three months ended
		June 30, 2006		June 30, 2005
	Gain on	Equity in	Gain on	Equity in
	shares issued	operations of	shares issued	operations of
	by affiliated	affiliated	by affiliated	affiliated
	companies (i)	companies (ii)	companies (i)	companies (ii)
AURORA PLATINUM CORP.	$–	$–	$–	$(18)
SUPERIOR DIAMONDS INC.	387	199	382	(15)
	$387	$199	$382	$(33)

S O U T H W E S T E R N R E S O U R C E S C O R P. 15

	For the six months ended		For the six months ended
		June 30, 2006		June 30, 2005
	Gain on	Equity in	Gain on	Equity in
	shares issued	operations of	shares issued	operations of
	by affiliated	affiliated	by affiliated	affiliated
	companies (i)	companies (ii)	companies (i)	companies (ii)
AURORA PLATINUM CORP.	$–	$–	$–	$(27)
SUPERIOR DIAMONDS INC.	409	166	382	(72)
	$409	$166	$382	$(99)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

6. SHARE CAPITAL

A) AUTHORIZED UNLIMITED COMMON SHARES WITHOUT PAR VALUE.

B) ISSUED AND OUTSTANDING DURING THE PERIOD:

							For the six months ended
									June 30, 2006
							Number of
	Number of			Treasury			Shares
	Shares Issued			Shares			Outstanding
	(000	’s)	Amount	(000	’s)	Amount	(000	’s)	Amount
BEGINNING OF PERIOD	46,014		$179,701	80		$778	45,934		$178,923
OPTIONS EXERCISED	228		900	–		–	228		900
PRIVATE PLACEMENT	58		556	–		–	58		556
CANCELLED SHARES	(80)		(311)	(80)		(778)	–		467
END OF PERIOD	46,220		$180,846	–		$ –	46,220		$180,846
							For the year ended
							December 31, 2005
							Number of
	Number of			Treasury			Shares
	Shares Issued			Shares			Outstanding
	(000	’s)	Amount	(000	’s)	Amount	(000	’s)	Amount
BEGINNING OF YEAR	42,786		$149,476	–		$ –	42,786		$149,476
PUBLIC OFFERING	2,450		24,908	–		–	2,450		24,908
PRIVATE PLACEMENT	458		4,442	–		–	458		4,442
OPTIONS EXERCISED	320		875	–		–	320		875
SHARES PURCHASED	–		–	80		778	(80)		(778)
END OF YEAR	46,014		$179,701	80		$778	45,934		$178,923

16 S O U T H W E S T E R N R E S O U R C E S C O R P.

In June 2006, as part of the Antay Property agreement, Anglo American Exploration BV purchased 58,414 common shares of Southwestern at $9.52 per share for gross proceeds of $556,101.

In March 2006, the Company cancelled 80,000 common shares it had acquired pursuant to its normal course issuer bid. The cancellation of these shares resulted in a loss of $466,944 which was recorded in contributed surplus.

As a result of stock options exercised, there was a transfer of $309,240 (2005 – $199,462) from contributed surplus during the six months ended June 30, 2006.

C) STOCK OPTIONS

Under the Company's stock option plan there were 4,132,500 options outstanding at June 30, 2006 with a weighted-average price of $13.25. Of the options outstanding, 3,613,000 options were exercisable with a weighted-average price of $13.31.

	For the six months ended
			June 30, 2006
	Number of		Weighted-
	Shares		Average
	(000	’s)	Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	3,659		$12.46
GRANTED	705		$13.90
EXERCISED/CANCELLED	(231)		$2.77
OUTSTANDING AT END OF PERIOD	4,133		$13.25
EXERCISABLE AT END OF PERIOD	3,613		$13.31

D) STOCK-BASED COMPENSATION

As a result of stock options vesting during the six month period ended June 30, 2006, and the amortization of previous grants, the Company recorded $3,737,000 (June 30, 2005 –$4,257,000) as stock-based compensation expense, and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $5.97 (June 30, 2005 – $6.30) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54% (June 30, 2005 – 58%); risk free interest rate of 4.0% (June 30, 2005 – 3.5%); and expected life of 3.5 years (June 30, 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

7. RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $293,460 (June 30, 2005 – $211,250). The Company received management fees, which are recorded as

S O U T H W E S T E R N R E S O U R C E S C O R P. 17

other income, totalling $36,000 (June 30, 2005 – $36,000) from Superior and Lake Shore Gold Corp. These are companies which are related by way of directors in common. There was also an amount of $324 (December 31, 2005 – $6,194) due to Southwestern from the above mentioned companies at June 30, 2006.

8. SEGMENTED INFORMATION

INDUSTRY INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION

The Company's only sources of revenue for the six month period ended June 30, 2006 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	June 30, 2006	December 31, 2005
CHINA	$32,660	$26,990
PERU	10,275	8,393
CANADA	8,749	8,291
OTHER	65
	$51,749	$43,674

9. GENERAL AND ADMINISTRATIVE

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
CONSULTING	$319	$169	$639	$364
SHAREHOLDER INFORMATION	129	111	306	258
OFFICE	181	121	441	339
LEGAL AND ACCOUNTING	193	31	319	91
TRAVEL	33	99	120	113
SALARIES AND BENEFITS	278	201	491	429
TOTAL	$1,133	$732	$2,316	$1,594

10. SUPPLEMENTAL CASH FLOW INFORMATION

In March 2006, the Company received 444,444 common shares of Superior in settlement of a note receivable valued at $200,000.

18 S O U T H W E S T E R N R E S O U R C E S C O R P.

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175

www.swgold.com
info@swgold.com

SOUTHWESTERN RESOURCES CORP.
SWG | TSX